 Exhibit 99.1

News Release

B2Gold Corp. Announces Strong Third Quarter and Year-to-Date 2019 Results

and Declares its First Quarterly Dividend

Vancouver, November 5, 2019 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the third quarter and first nine months of 2019. All dollar figures are in United States dollars unless otherwise indicated. B2Gold is also pleased to announce that, as part of the Company’s long-term strategy to maximize shareholder value, the board of directors of the Company (the “Board of Directors”) declared B2Gold’s first dividend of $0.01 per common share, and expects to declare future dividends quarterly at the same level, which on an annualized basis would amount to $0.04 per common share (see “B2Gold Declares First Dividend” section below).

On October 15, 2019, B2Gold and Calibre Mining Corp. (“Calibre”) completed the transaction for B2Gold to restructure its interests in, and for Calibre to acquire, El Limon and La Libertad mines (see “B2Gold and Calibre Join Forces in Nicaragua” section below). Accordingly, the Company has classified its El Limon and La Libertad mines as discontinued operations for the three and nine months ended September 30, 2019 and 2018 for financial reporting purposes.

2019 Third Quarter Highlights

•	Record quarterly consolidated gold production of 258,200 ounces (including El Limon and La Libertad) well-above budget by 7% (15,807 ounces) and 7% (16,160 ounces) over the same period last year with solid performances from all of the Company’s operations
•	Consolidated gold revenues from continuing operations of $311 million on sales of 208,900 ounces (2% or 3,801 ounces above budget); consolidated gold revenues (see “Non-IFRS Measures”) of $382 million on sales of 256,670 ounces, including gold sales from El Limon and La Libertad
•	Consolidated cash operating costs (see “Non-IFRS Measures”) from continuing operations of $443 per ounce produced ($433 per ounce sold), well-below budget by $47 per ounce (10%); including El Limon and La Libertad, consolidated cash operating costs of $507 per ounce produced ($507 per ounce sold), below budget by $36 per ounce (7%)
•	Consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) from continuing operations of $755 per ounce sold, below budget by $10 per ounce (1%); including El Limon and La Libertad, consolidated AISC of $807 per ounce sold, in-line with budget
•	Consolidated cash flow provided by operating activities of $168 million (including $30 million from discontinued operations) compared to $143 million (including $7 million from discontinued operations) in the prior-year quarter

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•	Net income attributable to the shareholders of the Company of $56 million ($0.05 per share); adjusted net income attributable to the shareholders (see “Non-IFRS Measures”) of the Company of $89 million ($0.09 per share)
•	For the fourth quarter of 2019, B2Gold’s Board of Directors declared its first dividend of $0.01 per common share and expects to declare future dividends quarterly at the same level (which on an annualized basis would amount to $0.04 per common share), subject to authorization of the Board of Directors and all applicable laws
•	Otjikoto Mine continued its remarkable safety performance, extending the number of days without a lost-time-injury (“LTI”) to 552 days (4.6 million man-hours) at the end of the third quarter of 2019
•	On October 15, 2019, B2Gold and Calibre completed an agreement for B2Gold to restructure its interests in, and for Calibre to acquire, El Limon and La Libertad gold mines for aggregate consideration of $100 million (subject to an additional payment for net working capital acquired)

2019 First Nine Months Highlights

•	Record year-to-date consolidated gold production of 735,079 ounces (including El Limon and La Libertad), 7% (45,705 ounces) above budget and 2% (13,262 ounces) over the same period last year
•	Consolidated gold revenues from continuing operations of $842 million on sales of 616,000 ounces (5% or 31,382 ounces above budget); consolidated gold revenues (see “Non-IFRS Measures”) of $994 million on sales of 725,028 ounces, including gold sales from El Limon and La Libertad
•	Consolidated cash operating costs from continuing operations of $451 per ounce produced ($452 per ounce sold), well-below budget by $45 per ounce (9%); including El Limon and La Libertad, consolidated cash operating costs of $527 per ounce produced ($531 per ounce sold), below budget by $33 per ounce (6%)
•	Consolidated AISC from continuing operations of $768 per ounce sold, well-below budget by $70 per ounce (8%); including El Limon and La Libertad, consolidated AISC of $855 per ounce sold, below budget by $54 per ounce (6%)
•	Consolidated cash flow provided by operating activities of $347 million (including $41 million from discontinued operations)
•	Net income attributable to the shareholders of the Company of $116 million ($0.11 per share); adjusted net income attributable to the shareholders of the Company of $169 million ($0.17 per share)
•	Debt repayments totaling $100 million on the outstanding balance of the Company’s revolving credit facility (“RCF”) with a further $100 million expected to be repaid in the fourth quarter of 2019, which will leave an estimated drawn balance on the RCF of $200 million at December 31, 2019, and an estimated available balance of $400 million; total debt outstanding at December 31, 2019, including equipment loans and leases, is forecast to be approximately $260 million, a reduction in the year of $220 million from opening total debt of approximately $480 million
•	For full-year 2019, the Company forecasts consolidated gold production to come in towards the midpoint of its previously stated guidance range of between 935,000 and 975,000 ounces, with cash operating costs forecast to be at or below the lower end of the Company's $520 and $560 per ounce guidance range and AISC to be within the Company's $835 and $875 per ounce guidance range
•	New large-scale off-grid Fekola Solar Plant Project approved by the B2Gold Board of Directors, scheduled for completion in August 2020; expected to provide significant operating cost reductions (estimated to reduce Fekola’s processing costs by approximately 7%)

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•	On March 26, 2019, the Company announced positive results from the Expansion Study Preliminary Economic Assessment (“PEA”) for the Fekola Mine, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024, and is proceeding with an expansion project to increase Fekola’s processing throughput by 1.5 million tonnes per annum (“Mtpa”) to 7.5 Mtpa from an assumed base rate of 6 Mtpa
•	Based on B2Gold's current projections, production at the Fekola Mine in 2020 is projected to be approximately 600,000 ounces of gold (primarily due to the addition of a larger mining fleet at Fekola and the optimization of the mining sequence in early 2020, prior to completion of the mill expansion); following completion of the mill expansion, production from the Fekola Mine is projected to average 550,000 ounces of gold over the next five years based on current assumptions
•	On September 16, 2019, the Company announced positive drill results from the Mamba zone which is located within the Anaconda area approximately 20 kilometres from the Fekola Mine, as well as positive infill drill results from the Fekola Mineral Resource area and step out results north of the Fekola resource

2019 Third Quarter and First Nine Months Operational Results

Consolidated gold production from continuing operations totaled 213,278 ounces in the third quarter of 2019, above budget by 4% (8,788 ounces) and the prior-year quarter by 3% (6,331 ounces). Including El Limon and La Libertad, consolidated gold production in the third quarter of 2019 was a quarterly record of 258,200 ounces, well-above budget by 7% (15,807 ounces) and 7% (16,160 ounces) higher compared to the prior-year quarter, with solid performances from all of the Company’s operations. Gold production from each of the Company’s mines exceeded their targeted production for the quarter. In addition, based on Fekola’s strong year-to-date performance, the Company has revised Fekola’s production guidance range higher to be between 445,000 to 455,000 ounces of gold (original guidance range was between 420,000 to 430,000 ounces).

Consolidated cash operating costs from continuing operations in the third quarter of 2019 were $443 per ounce produced ($433 per ounce sold), well-below budget by $47 per ounce (10%) and comparable with the third quarter of 2018. The favourable budget variance was mainly attributable to higher-than-budgeted production. Including El Limon and La Libertad, consolidated cash operating costs were $507 per ounce produced ($507 per ounce sold), below budget by $36 per ounce (7%) and comparable with the prior-year quarter.

Consolidated AISC from continuing operations in the third quarter of 2019 were $755 per ounce sold (Q3 2018 - $644 per ounce sold), below budget by $10 per ounce (1%). Including El Limon and La Libertad, consolidated AISC were $807 per ounce sold (Q3 2018 - $717 per ounce sold), in-line with budget.

Year-to-date, consolidated gold production from continuing operations totaled 622,710 ounces, well-above budget by 7% (39,181 ounces). Including El Limon and La Libertad, consolidated gold production was a year-to-date record of 735,079 ounces, well-above budget by 7% (45,705 ounces) and 2% (13,262 ounces) higher compared to the first nine months of 2018.

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Year-to-date, consolidated cash operating costs from continuing operations were $451 per ounce produced ($452 per ounce sold) (first nine months of 2018 - $416 per ounce produced), well-below budget by $45 per ounce (9%). Including El Limon and La Libertad mines, consolidated cash operating costs were $527 per ounce produced ($531 per ounce sold), below budget by $33 per ounce (6%).

Year-to-date, consolidated AISC from continuing operations were $768 per ounce sold (year-to-date 2018 - $640 per ounce sold), well-below budget by $70 per ounce (8%). Including El Limon and La Libertad mines, consolidated AISC were $855 per ounce sold, below budget by $54 per ounce (6%).

B2Gold remains well positioned for continued strong operational and financial performance in 2019. For full-year 2019, the Company forecasts consolidated gold production to come in towards the midpoint of its previously stated guidance range of between 935,000 and 975,000 ounces. The gold production outperformance experienced in the first nine months of 2019 together with the uplift in guidance for Fekola are anticipated to more than offset the Company’s reduced share of production from El Limon and La Libertad following their sale to Calibre on October 15, 2019. Consolidated cash costs are projected to remain low in 2019 with cash operating costs forecast to be at or below the lower end of the Company's $520 and $560 per ounce guidance range and AISC to be within the Company's $835 and $875 per ounce guidance range.

B2Gold and Calibre Join Forces in Nicaragua

On October 15, 2019, B2Gold completed the sale of El Limon and La Libertad gold mines, the Pavon gold project and additional mineral concessions in Nicaragua (collectively, the “Nicaragua Assets”) to Calibre for aggregate consideration of $100 million (consisting of a combination of cash, common shares and a convertible debenture) (the “Calibre Transaction”), plus an additional payment for net working capital acquired under the share purchase agreement for the Calibre Transaction. As a result of closing the Calibre Transaction, B2Gold now holds approximately 30% of the total issued and outstanding Calibre common shares.

2019 Third Quarter and First Nine Months Financial Results

Consolidated gold revenue from continuing operations for the third quarter of 2019 was $311 million on sales of 208,900 ounces at an average price of $1,488 per ounce compared to $280 million on sales of 232,209 ounces at an average price of $1,206 per ounce in the third quarter of 2018. The increase in gold revenue of $31 million (11%) was attributable to a 23% increase in the average realized gold price partially offset by a 10% decrease in the gold ounces sold (due to the timing of gold sales). Including El Limon and La Libertad, consolidated gold revenue was $382 million on sales of 256,670 ounces at an average realized price of $1,489 per ounce.

Cash flow provided by operating activities from continuing operations was $138 million in the third quarter of 2019 compared to $137 million in the prior-year quarter. Cash flow provided by operating activities (including discontinued operations) was $168 million in the third quarter of 2019 compared to $143 million in the third quarter of 2018, an increase of $25 million.

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For the third quarter of 2019, net income attributable to the shareholders of the Company was $56 million ($0.05 per share) compared to $11 million ($0.01 per share) in the prior-year quarter. Adjusted net income attributable to the shareholders of the Company was $89 million ($0.09 per share) compared to $38 million ($0.04 per share) in the third quarter of 2018.

Year-to-date, consolidated gold revenue from continuing operations was $842 million on sales of 616,000 ounces at an average price of $1,367 per ounce compared to $821 million on sales of 645,667 ounces at an average price of $1,271 per ounce in the first nine months of 2018. The $21 million (3%) increase in gold revenue was attributable to an 8% increase in the average realized gold price partially offset by a 5% decrease in the gold ounces sold (due to the timing of gold sales). Including El Limon and La Libertad, consolidated gold revenue was $994 million on sales of 725,028 ounces at an average realized price of $1,371 per ounce.

Cash flow provided by operating activities from continuing operations was $306 million in the first nine months of 2019 compared to $355 million in same period last year. Cash flow provided by operating activities (including discontinued operations) was $347 million in the first nine months of 2019 compared to $377 million in the first nine months of 2018. The decrease mainly reflects higher income tax installment payments, partially offset by higher revenues.

For the first nine months of 2019, net income attributable to the shareholders of the Company was $116 million ($0.11 per share) compared to $88 million ($0.09 per share) in the same period last year. Adjusted net income attributable to the shareholders of the Company was $169 million ($0.17 per share) compared to $138 million ($0.14 per share) in the first nine months of 2018.

B2Gold Declares First Dividend

B2Gold is also pleased to announce that, as part of the Company’s long-term strategy to maximize shareholder value, on November 5, 2019, the Board of Directors of the Company declared B2Gold’s first quarterly dividend of $0.01 per common share, which will be paid on December 13, 2019, to shareholders of record as at the close of business on November 29, 2019. This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

Following the payment of this dividend, the Board of Directors expects to declare future dividends quarterly at the same level, in the amount of $0.01 per common share, and has determined that this anticipated level of quarterly dividend is appropriate based on the Company’s current financial performance, liquidity and outlook. Subject to authorization by the Board of Directors and compliance with all applicable laws, the record date for future dividends is anticipated to be set as of the last business day of March, June, September and December in each year and the payment date in each case is anticipated to be approximately two weeks from such record date. The exact record date and other details of future dividends, if any, will be announced by the Company separately at such time any dividend is declared and authorized by the Board of Directors.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board of Directors, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company’s constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board of Directors deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

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Liquidity and Capital Resources

At September 30, 2019, the Company had cash and cash equivalents of $146 million (excluding $19 million of cash associated with discontinued operations) compared to cash and cash equivalents of $103 million at December 31, 2018. Working capital at September 30, 2019 (excluding $34 million of working capital related to assets and liabilities classified as held for sale) was $236 million compared to $156 million at December 31, 2018 (December 31, 2018 balance sheet presentation remains unchanged).

During the nine months ended September 30, 2019, the Company repaid $100 million of the outstanding balance on its RCF. At September 30, 2019, the Company had drawn $300 million under the $600 million RCF, leaving an undrawn and available balance under the existing facility of $300 million. The Company expects to repay a further $100 million of the outstanding RCF balance in the fourth quarter of 2019, which will leave an estimated drawn balance on the RCF of $200 million at December 31, 2019, and an estimated available balance of $400 million. Total debt outstanding at December 31, 2019, including equipment loans and leases, is forecast to be approximately $260 million, a reduction in the year of $220 million from opening total debt of approximately $480 million.

The Company’s ongoing strategy is to continue to maximize profitable production from its mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance its pipeline of development and exploration projects and evaluate exploration opportunities.

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Operations

Mine-by-mine gold production (ounces) in the third quarter and first nine months of 2019 was as follows:

Mine	Q3 2019 Gold Production (ounces) (1)	YTD 2019 Gold Production (ounces) (1)	Revised Annual Guidance Gold Production (ounces) (2)	Original Annual Guidance Gold Production (ounces) (1)
Fekola	112,321	336,567	445,000 - 455,000	420,000 - 430,000
Masbate	51,546	166,599	200,000 - 210,000	200,000 - 210,000
Otjikoto	49,411	119,544	165,000 - 175,000	165,000 - 175,000
From Continuing Operations	213,278	622,710	810,000 - 840,000	785,000 - 815,000
La Libertad	24,419	68,177	75,000 - 80,000	95,000 - 100,000
El Limon	20,503	44,192	50,000 - 55,000	55,000 - 60,000
From Discontinued Operations	44,922	112,369	125,000 - 135,000	150,000 - 160,000

B2Gold Consolidated	258,200	735,079	935,000 - 975,000	935,000 - 975,000

(1)	B2Gold’s Q3 2019 and year-to-date 2019 gold production results and 2019 original annual production guidance are presented on a 100% basis.

(2)	B2Gold’s 2019 revised annual production guidance includes 100% forecast production from its Fekola, Masbate and Otjikoto mines. For El Limon and La Libertad, as a result of their sale to Calibre on October 15, 2019, B2Gold’s 2019 revised annual production guidance includes 100% of their forecast production up to the date of their sale and thereafter approximately 30% of their forecast production (from between October 15, 2019, to December 31, 2019, subject to reduction if B2Gold’s interest in Calibre dilutes), representing the Company’s indirect ownership interest in the Nicaraguan operations through its equity investment in Calibre.

Mine-by-mine cash operating costs (on a per ounce of gold sold basis) in the third quarter and first nine months of 2019 were as follows (based on the total operations at the mines B2Gold operates):

Mine	Q3 2019 Cash Operating Costs ($ per ounce sold)	YTD 2019 Cash Operating Costs ($ per ounce sold)	2019 Annual Guidance Cash Operating Costs ($ per ounce sold)
Fekola	$361	$378	$370 - $410
Masbate	$588	$567	$625 - $665
Otjikoto	$431	$501	$520 - $560
From Continuing Operations	$433	$452	$465- $505

La Libertad	$973	$1,077	$840 - $880
El Limon	$664	$821	$720 - $760
From Discontinued Operations	$831	$976	$795 - $835

B2Gold Consolidated	$507	$531	$520 - $560

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Mine-by-mine cash operating costs (on a per ounce of gold produced basis), in the third quarter and first nine months of 2019 were as follows (based on the total operations at the mines B2Gold operates):

Mine	Q3 2019 Cash Operating Costs ($ per ounce produced)	YTD 2019 Cash Operating Costs ($ per ounce produced)
Fekola	$383	$378
Masbate	$622	$564
Otjikoto	$394	$501
From Continuing Operations	$443	$451

La Libertad	$957	$1,056
El Limon	$636	$786
From Discontinued Operations	$810	$949

B2Gold Consolidated	$507	$527

Mine-by-mine AISC per ounce (on a per ounce of gold sold basis) in the third quarter and first nine months of 2019 were as follows (based on the total operations at the mines B2Gold operates):

Mine	Q3 2019 AISC ($ per ounce sold)	YTD 2019 AISC ($ per ounce sold)	2019 Annual Guidance AISC ($ per ounce sold)
Fekola	$642	$626	$625 - $665
Masbate	$833	$773	$860 - $900
Otjikoto	$743	$895	$905 - $945
From Continuing Operations	$755	$768	$745 - $785

La Libertad	$1,116	$1,415	$1,150 - $1,190
El Limon	$945	$1,251	$1,005 - $1,045
From Discontinued Operations	$1,038	$1,350	$1,095 - $1,135

B2Gold Consolidated	$807	$855	$835 - $875

Fekola Gold Mine - Mali

The Fekola Mine in Mali continued its very strong operational performance with third quarter gold production of 112,321 ounces, above budget by 4% (3,958 ounces) and 5% (5,319 ounces) higher compared to the prior-year quarter, as the Fekola processing facilities continued to outperform. The operation continued to demonstrate sustained high processing throughput without reduced recoveries.

For the third quarter of 2019, mill throughput was 1.7 million tonnes, exceeding budget by 15% and the prior-year quarter by 23%. The average grade processed was 2.16 grams per tonne ("g/t") together with average gold recoveries of 94.1%. Continuing the trends set in the first-half of the year, processing of ore with favourable metallurgical characteristics (including oxidized saprolite ore) combined with finer than budgeted feed size from the primary crusher (due to a combination of better ore fragmentation in the pit and softer low-grade ore) has allowed for the processing of additional lower grade ore from stockpile and run-of-mine sources, beyond what was originally budgeted. This has resulted in a lower average processed grade, but also a significant increase in gold production along with marginally increased cash operating costs per ounce. Gold tonnage and grade continue to reconcile well with the resource model.

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Fekola’s third quarter cash operating costs were $383 per ounce produced ($361 per gold ounce sold), below budget by $11 per ounce (3%) and comparable with the prior-year quarter. Fekola’s AISC for the quarter were $642 per ounce sold (Q3 2018 - $561 per ounce sold), slightly above budget by $25 per ounce (4%), due to higher-than-budgeted sustaining capital expenditures (as a result of timing differences) and royalties (as a result of higher realized gold prices than budgeted), partially offset by slightly lower cash operating costs.

Year-to-date, gold production at the Fekola Mine was 336,567 ounces, well above budget by 7% (20,954 ounces) and 1% (2,779 ounces) higher than the first nine months of 2018.

Fekola’s cash costs remained below budget in the first nine months of 2019. Cash operating costs were $378 per ounce produced ($378 per gold ounce sold) (year-to-date 2018 - $321 per ounce produced), $10 per ounce (3%) below budget, and AISC were $626 per ounce sold (first nine months of 2018 - $499 per ounce sold), $30 per ounce (5%) below budget.

Capital expenditures in the third quarter of 2019 totaled $31 million, mainly consisting of $12 million for the mine expansion and $5 million for the plant expansion, $6 million for pre-stripping, and $3 million for capitalized mobile equipment rebuilds. Capital expenditures in the first nine months of 2019 totaled $65 million mainly consisting of $15 million for pre-stripping, $13 million for the mine expansion and $9 million for the plant expansion, $7 million to complete the relocation of the Fadougou Village, $6 million for mining equipment and $6 million for capitalized equipment rebuilds.

Fekola Mine Expansion

On March 26, 2019, the Company announced very positive results from the Expansion Study PEA for the Fekola Mine. As a result, the Company is proceeding with an expansion project to increase processing throughput by 1.5 Mtpa to 7.5 Mtpa from an assumed base rate of 6 Mtpa. The PEA took into account the significant increase in the Fekola Mineral Resource announced on October 25, 2018. Based on the PEA, once this expansion is complete, the Fekola Mine is expected to produce more gold over a longer life, with more robust economics and higher average annual gold production, revenues and cash flows than the previous life-of-mine (“LoM”). Project economic highlights from the PEA include: estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030); projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019); an increase in project pre-tax net present value of approximately $500 million versus the comparable amounts in the Company’s latest Annual Information Form Mineral Reserve LoM model (filed on SEDAR on March 20, 2019) (assuming an effective date of January 1, 2019, a gold price of $1,300 per ounce and a discount rate of 5%); and forecast LoM pre-tax net present value of over $2.2 billion.

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The processing upgrade will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers, and additional leach capacity to support the higher throughput and increase of operability. The capital costs of this mill expansion are estimated to be approximately $50 million, with spending evenly split between 2019 and 2020. The mining rate at Fekola will also be increased, along with additional mining equipment to accelerate the supply of higher-grade ore to the expanded processing facilities. Initial capital costs for the fleet expansion are estimated at $85 million with $36 million now expected to be incurred in 2019 and the balance of $49 million by the end of 2020. Fleet costs in 2020 are expected to be partially financed by approximately $40 million of equipment loans. Fekola pit design, schedule, and costs will be refined in late 2019 and early 2020, when updated resource and geotechnical models are available.

Construction has commenced in October 2019 and is expected be completed by the end of July 2020. All major long-lead equipment has been ordered. Detailed engineering and design activities are progressing well and are expected to be completed in November 2019.

Based on Fekola’s strong year-to-date performance, the Company has revised Fekola’s production guidance range higher to be between 445,000 to 455,000 ounces of gold (original guidance range was between 420,000 to 430,000 ounces), while maintaining Fekola’s initial cost guidance of cash operating costs of between $370 and $410 per ounce sold and AISC of between $625 and $665 per ounce sold.

Based on B2Gold's current projections, gold production at the Fekola Mine in 2020 is projected to be approximately 600,000 ounces of gold, primarily due to the addition of a larger mining fleet at Fekola and the optimization of the mining sequence early in 2020, prior to completion of the mill expansion, providing access to higher grade portions of the deposit earlier on in the sequence.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated (81%) and Inferred Mineral Resources (19%). Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the Expansion Study PEA will be realized.

Fekola Solar Plant

In the second quarter of 2019, the Company completed a preliminary study to evaluate the technical and economic viability of adding a solar plant to the Fekola mine site. The results of that study indicated that the project was technically and economically viable and that a plant of approximately 30 megawatts of solar generating capacity with a significant battery storage component would provide the best economic result. A second study has now been completed that has established the detailed capital and operating cost analysis for the project. Results indicated that a solar plant can provide significant operating cost reductions (estimated to reduce processing costs by approximately 7%), and the project was approved by the B2Gold Board of Directors in the second quarter of 2019. Detailed engineering is well advanced, purchase orders for key equipment packages are being placed and contractors for site earthworks have been selected.

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The Fekola Solar Plant will be one of the largest off-grid hybrid solar/heavy fuel oil (“HFO”) plants in the world. It is expected that it will allow for three HFO generators to be shut down during daylight hours which will save about 13.1 million litres of HFO per year, at a capital cost of approximately $38 million, of which $17 million is now expected to be incurred in 2019, with the balance in 2020.

The Fekola Solar Plant is scheduled for completion in August 2020 and has a four-year payback.

Ongoing Fekola Exploration

On September 16, 2019, the Company announced positive drill results from the Mamba zone which is located within the Anaconda area approximately 20 kilometres from the Fekola Mine, as well as positive infill drill results from the Fekola Mineral Resource area and step out results north of the Fekola resource. Highlights included: extending the shallow, high-grade saprolite mineralized zone at Mamba by approximately 600 metres to more than one kilometre of strike length; discovery of a new wide good grade sulphide zone directly beneath the Mamba saprolite zone (the sulphide zone is open down plunge to the south, indicating the potential for Fekola-type gold deposits); infill drilling at the Fekola deposit completed, and expected upgrade of the Inferred Mineral Resource (19%) to Indicated status by the fourth quarter of 2019.

Drilling is ongoing at Fekola, including a reconnaissance program at the Cardinal zone, less than one kilometre west of the Fekola Mine open pit. Drilling at the Anaconda area, to test the extension of the saprolite zones and further explore the sulphide mineralization below, is scheduled to recommence in the fourth quarter of 2019. In addition, step out drilling continues to extend the Fekola deposit further to the north, which remains open. A total of 30,000 metres of drilling is planned for completion before year-end and the Company expects to continue with an aggressive exploration program in 2020.

Masbate Gold Mine - the Philippines

The Masbate Mine in the Philippines continued its strong operational performance through the third quarter of 2019, producing 51,546 ounces of gold (Q3 2018 - 57,542 ounces), 4% (2,147 ounces) above budget. Throughout the year, mining activity was mainly conducted within the Main Vein Pit. Gold production was above budget largely due to higher-than-planned high-grade ore tonnage mined from the Main Vein Pit, including ore tonnage from backfilled areas (resulting in higher-than-expected head grade). Compared to the prior-year quarter, gold production was lower by 10% (5,996 ounces), as the prior-year quarter benefitted from higher grade from the lower levels of the Colorado Pit which was completed on August 19, 2018.

For the third quarter 2019, the average grade processed was 1.09 g/t compared to budget of 0.92 g/t and 1.39 g/t in the third quarter of 2018. Mill throughput and recoveries were 2,037,969 tonnes (compared to budget of 2,032,585 tonnes and 1,762,124 tonnes in the third quarter of 2018) and 72.4% recovery (compared to budget of 82.1% and 73.0% in the third quarter of 2018), respectively.

Approval for the Montana Extension Pit continues to advance. The community review process was successfully concluded, the Environment Compliance Certificate has been received, and the supporting infrastructure is in place. The approval process continues to advance and when completed the Company will commence in the Montana Extension Pit, anticipated to be either late in the fourth quarter of 2019 or in early 2020.

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Masbate’s third quarter cash operating costs were $622 per ounce produced ($588 per ounce sold) (Q3 2018 - $528 per ounce produced), well-below budget by $51 per ounce (8%). The favourable budget variance was driven by the above-budget gold production together with lower-than-budgeted mining costs. Masbate’s AISC for the quarter were $833 per ounce sold (Q3 2018 - $639 per ounce), well-below budget by $57 per ounce (6%), mainly due to higher-than-budgeted gold ounces sold and lower-than-budgeted mining costs.

During the first nine months of 2019, the Masbate Mine produced a year-to-date record of 166,599 ounces of gold, above budget by 9% (13,224 ounces) and 1% (1,656 ounces) higher than the first nine months of 2018.

Masbate’s cash costs remained significantly below budget in the first nine months of 2019. Cash operating costs were $564 per ounce produced ($567 per ounce sold) (first nine months of 2018 - $534 per ounce produced), $94 per ounce (14%) below budget, and AISC were $773 per ounce (first nine months of 2018 - $708 per ounce), $132 per ounce (15%) below budget.

Capital expenditures for the third quarter of 2019 totaled $5 million mainly consisting of $1 million for mobile equipment purchases and rebuilds and $1 million for pre-stripping. For the nine months ended September 30, 2019, capital expenditures totaled $21 million, including Masbate processing plant upgrade costs of $6 million, mobile equipment purchases and rebuilds of $5 million, pre-stripping of $3 million and $2 million for the tailings storage facility construction.

The Masbate expansion project for the upgrade of the processing plant to 8.0 Mtpa was completed in early 2019. With the expansion now fully commissioned and online, Masbate's annual gold production is projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed in the subsequent period after open-pit mining activities have ceased.

For full-year 2019, gold production from the Masbate Mine is expected to be near the top end of its production guidance range of between 200,000 and 210,000 ounces of gold. Cash operating costs are expected to be at or below the low end of the guidance range of between $625 and $665 per ounce sold and AISC are also expected to be at or below the low end of the guidance range of between $860 and $900 per ounce sold.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had a strong third quarter with gold production of 49,411 ounces, above budget by 6% (2,683 ounces) and 17% (7,008 ounces) higher compared to the prior-year quarter, mainly due to higher-than-expected ore grade and tonnage from Phase 2 of the Wolfshag Pit (as higher grade ore production resumed from the Wolfshag Pit in the current quarter). The Otjikoto Mine continued its remarkable safety performance, extending the number of days without an LTI to 552 days (4.6 million man-hours) at the end of the third quarter of 2019.

12

For the third quarter of 2019, the average grade processed was 1.84 g/t, compared to budget of 1.73 g/t and 1.54 g/t in the third quarter of 2018. Mill throughput was 843,386 tonnes (compared to budget of 856,986 tonnes and 870,125 tonnes in the third quarter of 2018) with mill recoveries remaining high and averaging 98.8% (compared to budget of 98.0% and comparable to the third quarter of 2018).

For the third quarter of 2019, Otjikoto’s cash operating costs were $394 per ounce produced ($431 per ounce sold), significantly below budget by $125 per ounce (24%) and the prior-year quarter by $76 per ounce (16%). Cash operating costs were lower-than-budget as a result of favorable fuel/reagent prices, a weaker Namibian dollar (relative to the United States dollar) and above budgeted gold production. Otjikoto’s AISC for the quarter were $743 per ounce sold, below budget by $41 per ounce (5%) and the prior-year quarter by $65 per ounce (10%).

Year-to-date, gold production at the Otjikoto Mine was 119,544 ounces of gold (first nine months of 2018 - 122,580 ounces), above budget by 4% (5,003 ounces).

Year-to-date, Otjikoto’s cash operating costs were $501 per ounce produced ($501 per ounce sold) (year-to-date 2018 - $514 per ounce produced), significantly below budget by $74 per ounce (13%). Otjikoto’s AISC were $895 per ounce sold (first nine months of 2018 - $754 per ounce sold), significantly below budget by $124 per ounce (12%). Otjikoto’s AISC were lower-than-budget as a result of the lower-than-budgeted cash operating costs, higher gold ounces sold compared to budget and sustaining capital expenditures that were $6 million lower-than-budgeted (relating mainly to lower capitalized pre-stripping and which is expected to be an overall capital expenditure saving versus budget for the year).

Capital expenditures in the third quarter of 2019 totaled $10 million, mainly consisting of $7 million for pre-stripping and $2 million in mobile equipment rebuilds and replacements. Capital expenditures for the nine months ended September 30, 2019, totaled $34 million, mainly consisting of $25 million for pre-stripping and $8 million in mobile equipment rebuilds and replacements.

For full-year 2019, the Otjikoto Mine is expected to produce between 165,000 and 175,000 ounces of gold. Cash operating costs are expected to be at or below the low end of the guidance range of between $520 and $560 per ounce and AISC are also expected to be at or below the low end of the guidance range of between $905 and $945 per ounce.

Discontinued Operations

El Limon Gold Mine - Nicaragua

In the third quarter of 2019, El Limon produced 20,503 ounces of gold, well-above budget by 22% (3,665 ounces), as high-grade ore production from the new Limon Central Pit comes fully online, and significantly above the prior-year quarter by 57% (7,405 ounces) which had been impacted by national political unrest in the country in 2018. For the third quarter of 2019, the average grade processed was 5.72 g/t compared to budget of 4.65 g/t and 3.56 g/t in the third quarter of 2018.

13

El Limon’s third quarter 2019 cash operating costs were $636 per ounce produced ($664 per ounce sold), in-line with budget, and AISC were $945 per ounce, above budget by $122 per ounce (15%), reflecting higher-than-budgeted underground metres developed at Veta Nueva.

Year-to-date, El Limon produced 44,192 ounces of gold, well above budget by 9% (3,593 ounces) and 17% (6,456 ounces) higher than the first nine months of 2018.

For the first nine months of 2019, El Limon’s cash operating costs were $786 per ounce produced ($821 per ounce sold), below budget by $26 per ounce (3%), and AISC were $1,251 per ounce, above budget by $103 per ounce (9%).

For full-year 2019, the Company’s share of production from El Limon is now expected to be between 50,000 and 55,000 ounces of gold (the forecast includes the Company’s approximate 30% indirect share of El Limon’s forecast production for the stub period October 15, 2019, to December 31, 2019, following the completion of the Calibre Transaction), at cash operating costs of between $720 and $760 per ounce and AISC of between $1,005 and $1,045 per ounce.

La Libertad Gold Mine - Nicaragua

In the third quarter of 2019, La Libertad Mine produced 24,419 ounces of gold, 16% (3,354 ounces) above budget and 11% (2,424 ounces) higher compared to the prior-year quarter. The higher gold production was largely due to higher-than-planned ore grade and tonnage from the San Diego and Mojon East pits and higher-than-planned ore tonnage from the Jabali Underground mine. The head grade for the quarter was 1.39 g/t versus a budget of 1.22 g/t and 1.29 g/t in the prior-year quarter.

During the second quarter of 2019, the Company received the mining permit for the new Jabali Antenna open-pit and production started from the pit in September 2019 (as budgeted).

La Libertad Mine’s third quarter cash operating costs were $957 per ounce produced ($973 per ounce sold), $29 per ounce (3%) below budget, and AISC were $1,166 per ounce sold, $48 per ounce (4%) below budget.

Year-to-date, La Libertad produced 68,177 ounces of gold, above budget by 4% (2,931 ounces) and 9% (5,407 ounces) higher than the first nine months of 2018.

For the first nine months of 2019, La Libertad’s cash operating costs were $1,056 per ounce produced ($1,077 per ounce sold), $77 per ounce (8%) above budget, and AISC were $1,415 per ounce sold, $27 per ounce (2%) above budget.

For full-year 2019, the Company’s share of production from La Libertad is now expected to be between 75,000 and 80,000 ounces of gold (the forecast includes the Company’s approximate 30% indirect share of La Libertad’s forecast production for the stub period October 15, 2019, to December 31, 2019, following the completion of the Calibre Transaction), at cash operating costs of between $840 and $880 per ounce and AISC of between $1,150 and $1,190 per ounce.

14

Development

Gramalote Development Project - Colombia

On September 16, 2019, B2Gold announced that the Company and AngloGold Ashanti Limited (“AngloGold”) had agreed in principle to terms relating to the parties’ respective ownership percentages and future management of the joint venture on the Gramalote Gold Project in Colombia. The companies have agreed that B2Gold will sole fund the next $13.9 million of expenditures on the Gramalote Project (the “Sole Fund Amount”), following which B2Gold will hold a 50% ownership interest in the joint venture (B2Gold currently holds a 48.3% interest). Under the amended terms, AngloGold and B2Gold will each hold a 50% interest and B2Gold will start an immediate transition to become manager of the Gramalote joint venture by the end of 2019, conditional upon the parties entering into an amended and restated shareholders agreement. The parties will continue to have equal representation on the joint venture management committee. Following the expenditure of the Sole Fund Amount, each joint venture partner will fund its share of expenditures pro rata.

B2Gold and AngloGold have also agreed in principle on a budget for the feasibility study on the Gramalote Project of up to $40 million for fiscal 2020. A final 2020 budget is expected to be agreed by the end of November 2019. In addition, B2Gold and AngloGold have agreed to a $6 million budget for the balance of 2019 for total budgeted costs to the end of 2020 of $46 million. Of this amount, and in consideration of the Sole Fund Amount discussed above, B2Gold anticipates funding $6 million in the fourth quarter of 2019 and $24 million in 2020. Collectively, these budgets will fund 42,500 metres of infill drilling and 7,645 metres of geotechnical drilling for site infrastructure. The Company currently expects to complete all drilling by the end of May 2020. In addition, the budget will fund feasibility work including an updated Mineral Resource estimate, detailed mine planning, additional environmental studies, metallurgical test work, engineering and detailed economic analysis.

B2Gold, as manager, plans to continue the feasibility work into 2020 with the goal of completing a final feasibility study by December 31, 2020. Due to the extensive testing programs that have been completed and the high level of engineering performed in 2017 for an internal pre-feasibility study, the engineering work remaining to get to final feasibility is not extensive. The main work program for feasibility is infill drilling to confirm and upgrade the Inferred Mineral Resources to Indicated status.

Summary and Outlook

Based on a strong third quarter and year-to-date gold production, the Company remains on track to meet its 2019 projected consolidated gold production of between 935,000 and 975,000 ounces. In 2019, the Company completed infill drilling of the Fekola deposit, converting Mineral Resources from Inferred to Indicated. Additional exploration drilling has continued to expand the Fekola mineralization to the north and remains open. Exploration drilling also continues on the highly prospective Anaconda zones, 20 kilometres north of Fekola, and the Cardinal zone, west of Fekola.

15

In the third quarter of 2019, the Company announced that they had reached an agreement in principle relating to the Gramalote Project in Colombia which will see B2Gold increase its interest to 50%, and assume the position of Manager of the Gramalote Joint Venture Project effective January 1, 2020. As part of that agreement, the companies agreed to a budget of up to $40 million for 2020 to complete significant resource infill drilling and complete a feasibility study for the project. Gramalote has the potential to become a large open-pit gold mine.

On October 15, 2019, the Company completed a restructuring of its interests in its Nicaraguan Assets by closing a deal with Calibre, whereby Calibre acquired the La Libertad and El Limon mines in return for gross consideration totaling $100 million (plus additional working capital adjustments of approximately $20 million) of which $40 million was received in Calibre shares. Subsequent to the transaction, the Company still retains an approximate 30% indirect interest in the Nicaraguan Assets and will continue to share in any exploration success or economic upside realized for those operations.

The Company is on schedule to realize a significant increase in gold production from the Fekola Mine in 2020 (approximately 600,000 ounces) based on the addition of a larger mining fleet and the optimization of the mining sequence. In addition, B2Gold’s construction team is on schedule to complete the Fekola mill expansion in the third quarter of 2020, which will significantly increase mill throughput, yielding projected annual production averaging 550,000 ounces of gold over the next five years based on current assumptions.

In addition to these strategic actions and evaluations, B2Gold has also continued to execute on its financial strategy of using debt and operating cash flow from existing operations rather than equity to fund the construction of the Fekola and Otjikoto mines. Now that Fekola is nearing the end of its second full year of commercial operations, the Company has repaid a further $100 million of the balance outstanding on its RCF in the first three quarters of 2019 and expects to repay a further $100 million of the RCF later in the fourth quarter of 2019, which would leave the Company with $200 million outstanding under the RCF by year-end, well below industry averages. Total debt outstanding at December 31, 2019, including equipment loans and leases, is forecast to be approximately $260 million, a reduction in the year of $220 million from opening total debt of approximately $480 million. Looking forward through the balance of 2019 and beyond, the Company will continue to execute on its strategic objectives. B2Gold plans to continue to maximize cash flows; maintain a strong financial position by continuing the impressive operational and financial performance from its existing mines; continue to reduce debt; expand the Fekola Mine throughput and annual gold production; pursue additional internal growth through further exploration, development and expansion of existing projects; and pursuit of high-quality exploration projects alone or in joint ventures.

In conjunction with these initiatives, the Company has also reinforced its commitment to maximizing shareholder value by declaring its first quarterly dividend, for the fourth quarter of 2019, and announcing its intention to maintain the payment of a quarterly dividend going forward. Payment of a dividend is the culmination of the Company's rapid and successful growth from an exploration Company to a successful, globally-diverse producer and marks the achievement of another of the Company's strategic objectives which was to become a sustainable, low-cost gold producer that utilizes cash flow to continue growth and pay a dividend to its shareholders.

16

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola expansion studies.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

Third Quarter and First Nine Months of 2019 Financial Results - Conference Call / Webcast Details

B2Gold executives will host a conference call to discuss the results on Wednesday, November 6, 2019, at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking here: https://www.investornetwork.com/event/presentation/54019. A playback version will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 324229).

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see our Annual Information Form, dated March 19, 2019 for a discussion of our ownership interest in the mines B2Gold operates. In respect of La Libertad and El Limon, production is presented on a 100% basis for the period to October 15, 2019 and on a 30% basis (to reflect B2Gold’s approximate ownership interest in Calibre) thereafter.

17

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades or sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the potential payment of future dividends, including the timing and amount of any such dividends; B2Gold remaining well positioned for continued strong operational and financial performance for the full-year of 2019; projected consolidated gold production of between 935,000 and 975,000 ounces in 2019 and that the Company expects to meet the approximate mid-point of its guidance in 2019 with cash operating costs forecast to be at the lower end of the Company's guidance range and AISC to be within the Company's guidance range; the anticipated repayment of a further $100 million of the outstanding RCF balance in the fourth quarter of 2019; the projected production at Fekola in 2020; the results of the Fekola PEA; the completion of the mill expansion at Fekola and the results thereof; the Fekola expansion being expected to increase life-of-mine to 2030 and project pre-tax net present value, increase processing throughput and produce more gold over a longer life with more robust economics and higher average gold production, revenues and cash flows than the previous life-of-mine and the timing and cost of such expansion; the anticipated cost of the fleet expansion at Fekola; the anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine; the Masbate expansion project resulting in production at the Masbate Mine being projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life; the anticipated timing for the issuance of a permit for the Montana Pit Extension at the Masbate Mine; anticipated changes in the ownership and management of Gramalote; the completion and results of a feasibility study at Gramalote and B2Gold remaining focused on continuing to reduce overall debt levels, expand the Fekola Mine throughput and annual gold production, pursue additional internal growth through further exploration, development and expansion of existing projects, and pursuit of greenfield exploration projects alone or in joint ventures. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold’s reputation; risks affecting Calibre having an impact on the value of the Company’s investment in Calibre; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

18

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs”, “all-in sustaining costs” (or “AISC”) and “adjusted net income”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

19

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to “mineral resources,” “indicated mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and have not historically been permitted to be disclosed in SEC filings by U.S. companies subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a “mineral resource,” “indicated mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, this news release uses the terms “reserves” and “mineral reserves” which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on “reserves”, U.S. companies subject to Industry Guide 7 have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of “reserves.” Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

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B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018

Gold revenue	$310,783	$280,044	$841,978	$820,514

Cost of sales
Production costs	(90,526)	(99,566)	(278,676)	(268,100)
Depreciation and depletion	(65,977)	(69,736)	(183,589)	(188,986)
Royalties and production taxes	(22,034)	(18,771)	(57,540)	(55,144)
Total cost of sales	(178,537)	(188,073)	(519,805)	(512,230)

Gross profit	132,246	91,971	322,173	308,284

General and administrative	(10,551)	(11,181)	(36,999)	(31,608)
Share-based payments	(3,414)	(7,920)	(13,450)	(13,763)
Impairment of long-lived assets	-	-	-	(18,186)
Write-down of mineral property interests	(972)	(499)	(2,324)	(499)
(Provision for) recovery of non-recoverable input taxes	(185)	1,459	370	1,068
Community relations	(1,277)	(1,250)	(2,420)	(2,699)
Foreign exchange gains	2,274	2,724	3,524	4,521
Other	(2,495)	1,019	(2,533)	(971)
Operating income	115,626	76,323	268,341	246,147

Unrealized (loss) gain on fair value of convertible notes	-	(1,441)	-	10,651
Interest and financing expense	(7,123)	(7,316)	(21,640)	(23,619)
(Loss) gain on derivative instruments	(4,156)	4,001	(824)	12,120
Other	(61)	600	(564)	275
Income from continuing operations before taxes	104,286	72,167	245,313	245,574
Current income tax, withholding and other taxes	(34,681)	(25,065)	(84,373)	(85,064)
Deferred income tax expense	(19,684)	(7,779)	(30,783)	(27,428)
Net income from continuing operations	49,921	39,323	130,157	133,082
Income (loss) from discontinued operations	15,662	(23,287)	3,271	(38,285)
Net income for the period	$65,583	$16,036	$133,428	$94,797

Attributable to:
Shareholders of the Company	$55,769	$10,598	$115,968	$87,886
Non-controlling interests	9,814	5,438	17,460	6,911
Net income for the period	$65,583	$16,036	$133,428	$94,797

Earnings per share from continuing operations (attributable to shareholders of the Company)
Basic	$0.04	$0.03	$0.11	$0.13
Diluted	$0.04	$0.03	$0.11	$0.11

Earnings per share (attributable to shareholders of the Company)
Basic	$0.05	$0.01	$0.11	$0.09
Diluted	$0.05	$0.01	$0.11	$0.07

Weighted average number of common shares outstanding (in thousands)
Basic	1,019,307	988,795	1,009,753	985,226
Diluted	1,031,301	999,347	1,018,606	1,063,901

21

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

(Expressed in thousands of United States dollars)

(Unaudited)

	For the three months ended Sept. 30, 2019	For the three months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2019	For the nine months ended Sept. 30, 2018
Operating activities
Net income from continuing operations for the period	$49,921	$39,323	$130,157	$133,082
Mine restoration provisions settled	-	-	(124)	-
Non-cash charges, net	101,229	76,097	220,519	204,560
Changes in non-cash working capital	(14,033)	17,244	(44,772)	16,057
Changes in long-term value added tax receivables	408	4,020	325	1,274
Cash provided by operating activities of continuing operations	137,525	136,684	306,105	354,973
Cash provided by operating activities of discontinued operations	30,309	6,552	40,963	21,750
Cash provided by operating activities	167,834	143,236	347,068	376,723

Financing activities
Revolving credit facility, drawdowns net of transaction costs	-	200,000	(5,574)	225,000
Repayment of revolving credit facility	(75,000)	(25,000)	(100,000)	(175,000)
Equipment loan facilities, drawdowns net of transaction costs	-	-	3,463	28,848
Repayment of equipment loan facilities	(5,854)	(7,291)	(18,233)	(20,463)
Interest and commitment fees paid	(5,897)	(5,291)	(18,166)	(20,163)
Common shares issued for cash on exercise of stock options	35,443	5,550	63,613	15,457
Principal payments on lease arrangements	(803)	-	(2,304)	-
Restricted cash movement	(270)	-	(1,524)	(1,379)
Other	-	(169)	-	(389)
Cash (used) provided by financing activities of continuing operations	(52,381)	167,799	(78,725)	45,911
Cash used by financing activities of discontinued operations	(42)	(181)	(324)	(801)
Cash (used) provided by financing activities	(52,423)	167,618	(79,049)	45,110

Investing activities
Expenditures on mining interests:
Fekola Mine	(30,604)	(17,128)	(64,717)	(53,537)
Masbate Mine	(4,725)	(12,096)	(20,689)	(33,493)
Otjikoto Mine	(9,949)	(11,747)	(34,452)	(41,379)
Gramalote Project	(1,245)	(1,563)	(3,047)	(6,040)
Other exploration and development	(11,022)	(11,135)	(30,206)	(37,230)
Other	(21)	808	381	738
Cash used by investing activities of continuing operations	(57,566)	(52,861)	(152,730)	(170,941)
Cash used by investing activities of discontinued operations	(15,599)	(9,637)	(52,290)	(42,150)
Cash used by investing activities	(73,165)	(62,498)	(205,020)	(213,091)

Increase in cash and cash equivalents	42,246	248,356	62,999	208,742

Effect of exchange rate changes on cash and cash equivalents	(848)	(467)	(587)	(1,369)
Cash and cash equivalents, beginning of period	123,766	106,952	102,752	147,468
Less cash associated with discontinued operations, end of period	(18,751)	(4,269)	(18,751)	(4,269)
Cash and cash equivalents, end of period	$146,413	$350,572	$146,413	$350,572

22

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

(Unaudited)

	As at September 30, 2019	As at December 31, 2018
Assets
Current
Cash and cash equivalents	$146,413	$102,752
Accounts receivable, prepaids and other	17,650	12,651
Value-added and other tax receivables	10,242	13,657
Inventories	204,568	233,971
Assets classified as held for sale	181,719	-
	560,592	363,031

Long-term investments	5,390	4,155
Value-added tax receivables	22,987	22,185
Mining interests
Owned by subsidiaries	1,933,207	2,035,097
Investments in joint ventures	75,125	72,078
Other assets	44,126	40,351
Deferred income taxes	-	10,907
	$2,641,427	$2,547,804
Liabilities
Current
Accounts payable and accrued liabilities	$59,662	$80,318
Current income and other taxes payable	53,964	66,904
Current portion of long-term debt	25,835	25,008
Current portion of prepaid sales	-	30,000
Current portion of mine restoration provisions	-	3,170
Other current liabilities	3,584	1,850
Liabilities associated with assets held for sale	90,934	-
	232,359	207,250

Long-term debt	340,358	454,527
Mine restoration provisions	76,318	114,051
Deferred income taxes	115,956	103,384
Employee benefits obligation	4,014	12,063
Other long-term liabilities	5,243	3,676
	775,868	894,951
Equity
Shareholders’ equity
Share capital
Issued: 1,025,751,636 common shares (Dec 31, 2018 - 994,621,917)	2,325,188	2,234,050
Contributed surplus	57,401	70,889
Accumulated other comprehensive loss	(144,918)	(146,153)
Deficit	(429,268)	(547,839)
	1,808,403	1,610,947
Non-controlling interests	57,156	41,906
	1,865,559	1,652,853
	$2,641,427	$2,547,804

23